

OFFERING MEMORANDUM

facilitated by



The Hen LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	The Hen LLC
State of Organization	CO
Date of Formation	08/01/2022
Entity Type	Limited Liability Company
Street Address	302 G St, Salida CO, 81201
Website Address	https://www.littleredhensalida.com

(B) Directors and Officers of the Company

Key Person		Emily Walker
Position with the Company		
	Title	General Manager
	First Year	2019
Other business experience (last three years)		*Owner/Operator Little Red Hen Bakery Salida. 2019-current*

Key Person	Devon Yanko
Position with the Company Title First Year	 Operations Manager 2019
Other business experience (last three years)	*Little Red Hen Salida- Operations Manager 2022-current* M.H. Bread and Butter, Marin County, CO- Owner/Operator 2012-2021

Key Person	Nathan Yanko
Position with the Company Title First Year	 Bakery Manager 2019
Other business experience (last three years)	Little Red Hen Salida- Bakery Manager- 2022-current M.H. Bread and Butter- Owner/Operator- 2012-2022

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Emily Walker	86%

(D) The Company's Business and Business Plan

Little Red Hen will...

- Serve fresh, scratch-made bread and baked goods from organic and locally sourced ingredients.
- Serve fast, healthy breakfast and lunch, including convenient Grab & Go options.
- Provide local restaurants, markets, and coffee shops with fresh, healthy baked goods at wholesale prices.
- Function as a family-friendly community hub, a place to connect with locals, tourists, and our farmers/producers.

Executive Summary

The Little Red Hen: Scratch Bakery + Kitchen, will be a community-driven bakery and quick service daytime café with full dinner service Thursday through Sunday. In our current form as Little Red Hen Bakery, we primarily function as a retail bakery specializing in fresh fare made from scratch. In the expansion outlined here, we will continue to expand our quick serve offerings and wholesale bakery sector and add a liquor license and full dinner four nights a week.

As Little Red Hen Bakery, we have outgrown our location and lack the ability to expand into new sources of revenue. Limitations include lack of indoor seating for customers, inability to toast/heat items or offer made-to-order menu items, and limited cold storage for production. The location we have secured for our expansion, 143 North F Street, formerly the Victoria Tavern, is in the highest trafficked area in town. This location offers us ample indoor seating and allows us to maximize efficiency in the bakery and proposed kitchen. In this location, we will be able to greatly expand our Wholesale and Catering sectors and offer a menu with higher prices that reflect the quality added. We will also add revenue streams like alcoholic beverages and dinner service on certain days. The various sectors of the business—Retail Bakery/Daytime Quick Service Café, Wholesale Bakery, farm-to-table Dinner Service Restaurant, and Event Catering—are designed to work together to increase sales, maximize efficiency and minimize waste.

Our Vision

At Little Red Hen Scratch Bakery + Kitchen, we plan to provide the community we love with fast, healthy food and a connection to the farmers that supply us. In our new location, the historic Victoria Tavern building, our new vision will expand our bakery to include a Quick-service Cafe and Grab & Go Market while offering:

- Wholesale Bakery (7 days/week)
- Retail Bakery/Quick Service Café (7 days/week)
- Dinner Service (4 days/week)
- Event Catering
- Farmers Markets - Baking and cooking classes - Cookbook - Locavore Market

The Team

Emily Walker, Owner/General Manager

Emily began working at Little Red Hen Bakery in 2016, working for three years before becoming owner in March 2019. She comes from a background of restaurant management, with 16 years in the industry. As owner, Emily continually rotates through shifts to stay up-to-date on operations and to ensure that she can make every product when needed. Her primary responsibilities are ensuring quality control, ensuring that the divisions of the bakery/café work together efficiently, food and labor cost management, and running the back office. Office responsibilities including hiring/scheduling, ordering, performance reviews, staying up-to-date on messages across platforms—email, social media, phone and other—keeping documents and recipes up-to-date, advertising, responding to online reviews, and liaising with the accountants about bill pay/invoicing, payroll and other matters. She is also the face of the bakery outside the premises, working farmers markets and events. She is trained on all bread and pastry recipes and assists with baking as needed.

Nathan Yanko, Owner/Bakery Manager

Nathan is a trained bread and pastry baker, certified at the Culinary Institute of America in Hyde Park, NY. He worked for nine years at the renowned Tartine bakery in San Francisco before starting his own successful bakery and café, MH Bread & Butter in San Anselmo, CA, which he operated for eight years with his wife Devon before selling the business and moving to Salida in 2021. Nathan's responsibilities include baking bread, hiring/overseeing the team of bread bakers and ensuring a high-quality, accurate and on-time execution of all bread production. He conducts performance reviews with his team at regular intervals and works to maintain a positive, supportive work environment to reduce employee turnover. He is responsible for ensuring that the pastry team is upholding health and safety regulations at all times. Nathan works with the management team to build wholesale business, reaching out and following up with new and existing clients.

Devon Yanko, Owner/Operations Manager

Devon worked with her husband, Nathan, running MH Bread & Butter in San Anselmo, CA, which operated for eight years before it was sold in October 2021. Devon's responsibilities will include employee intake, human resources, and running the back office, including managing the POS, invoicing and bill pay.

Amy Hegwood, Front-of-House Manager

Amy has worked at Little Red Hen since 2021. Her background is in education, and she worked as the Vice Principal of Brown International Academy in Denver before coming to the bakery. As General Manager, she uses her exceptional people and mediation skills to ensure that operations are running smoothly and our work culture remains positive, supportive and customer service remains high. She manages the labor cost of the FOH staff staff and upholds health and safety regulations at all times. Amy works with the other Front-of-House manager to oversee customer service, and works with the owners to ensure job expectations are clear. Amy's responsibilities generally include whatever needs to be done to ensure smooth operations—customer service, answering the phone, taking to go orders, ordering, and keeping documents and recipes up-to-date. She is in charge of hiring and performance reviews for the front of house, and is also trained on many recipes. With catering clients, Amy works with the owner to communicate with clients and find what works best for them to ensure an accurate, on time, and high-quality execution. She also follows up with the client afterwards to make sure they were happy with their service.

Taylor Haynes, Front-of-House Manager

Taylor is has 15 years in management and has been with the bakery since 2021. It is his responsibility to ensure that each customer leaves feeling taken care of and to report back feedback from customers and employees on how we can improve. He assists the Owner/GM with performance reviews and works to maintain a positive, supportive work environment to reduce employee turnover.

Sheridan Plummer, Head Baker

Sheridan has been with Little Red Hen Bakery since 2020 and risen to excellence among the bakers because of her attention to detail and understanding of how all working parts fit together to ensure the highest quality product. She has over a year of experience baking bread in the wood-fired hearth oven, including cross-training others, and has worked with the owner to develop the pie and flaky pastry program, introducing new items to the menu like croissants. Before Little Red Hen, she sold bread via her Instagram channel, @banyanbreads. In her role as Head Baker, Sheridan works with the owners to oversee pastry production, manage food and labor costs for her kitchen staff, and uphold health and safety regulations at all times. Her primary responsibilities include baking, hiring/overseeing the pastry team, and ensuring a high-quality, accurate and on-time execution of all pastry production. She conducts performance reviews with her team at regular intervals and works to maintain a positive, supportive work environment to reduce employee turnover. Sheridan is cross-trained in all bread and Pastry recipes, and works with the management team to ensure smooth operations.

Miguel Sotelo, Executive Chef

Miguel has 15 years in the food service industry, including two Executive Chef positions. His responsibilities include making high-quality, fresh fare for breakfast and lunch, ensuing quality control across shifts in the kitchen, managing food and labor costs for her kitchen staff, and upholding health and safety regulations at all times. Miguel works with the owner to ensure efficient operations and a positive, supportive work environment to reduce employee turnover.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	December 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Furniture, Fixtures, & Equipment	$46,625	$115,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.5%[2]
Payment Deadline	2028-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$68,500	1.4%
$87,000	1.8%
$105,500	2.1%
$124,000	2.5%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Emily Walker	86%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$255,000	8%	08/31/2026	
Equipment	$52,000	5%	08/31/2023	
SBA EIDL	$150,000	3.75%	01/01/2041	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

The Hen: Scratch Bakery + Kitchen, proposed here, is a community-driven bakery and quick service daytime café with full dinner service Thursday through Sunday. In our current form as Little Red Hen Bakery, we primarily function as a retail bakery specializing in fresh fare made from scratch. In the expansion outlined here, we will continue to expand our quick serve offerings and wholesale bakery sector and add a liquor license and full dinner four nights a week.

As Little Red Hen Bakery, we have outgrown our location and lack the ability to expand into new sources of revenue. Limitations include lack of indoor seating for customers, inability to toast/heat items or offer made-to-order menu items, and limited cold storage for production. The location we have secured for our expansion, 143 North F Street, formerly the Victoria Tavern, is in the highest trafficked area in town. This location offers us ample indoor seating and allows us to maximize efficiency in the bakery and proposed kitchen. In this location, we will be able to greatly expand our Wholesale and Catering sectors and offer a menu with higher prices that reflect the quality added. We will also add revenue streams like alcoholic beverages and dinner service on certain days. The various sectors of the business—Retail Bakery/Daytime Quick Service Café, Wholesale Bakery, farm-to-table Dinner Service Restaurant, and Event Catering—are designed to work together to increase sales, maximize efficiency and minimize waste.

Our target customers at Little Red Hen Bakery are community members and tourists that value a high-quality product and a connection to the local community. Our customers value our fast and friendly service, the connection we offer to local agriculture, and our commitment to fresh, scratch-made products made with very high-quality ingredients. These qualities are prioritized in our new business model. As a Retail Bakery/Quick Service Café, we will continue to offer the products that our customers already love, with added items that are made ahead by the bakery staff and finished to order by the front-of-house staff. In retaining a Quick Service model, we can continue to offer the fast service our customers expect from us. As a Wholesale Bakery, we will use one baking team to produce products for both Retail and Wholesale, thereby continuing to offer our customers consistent and high-quality products while streamlining operations. In adding farm-to-table Dinner Service and a liquor license, we are building from our stellar reputation for creating high-quality and delicious fare from local ingredients while providing a connection to our local farmers.

We already have a following as a bakery for our commitment to high-quality customer service and fresh, local and organic fare. By expanding the Retail Bakery to offer Quick Service breakfast and lunch, we continue to be the fastest place in town to get a high-quality breakfast and lunch and the only place to do so that features local farms, organic ingredients, and healthier options like whole grains. Our Catering Operation will offer packages for breakfast, lunch, bakery items, and certain custom dessert items for events. In so doing, we are targeting gatherings like business meetings and events like weddings, for which we have little competition. As a Wholesale Bakery, we don't have local competition, and expanding operations will allow us to be more competitive with the offerings from national distributors like Sysco, US Foods, and Shamrock. As a farm-to-table Dinner Service Restaurant, we will be the highest quality establishment in town, and the only one founded on serving local ingredients. In a town without such options, we will stand out from the crowd.

Between the owner and the six key employees detailed in this business plan, we have experience in front of house/sales management, bakery management, kitchen/restaurant management, back office management including finances, and seven years of experience with this business in particular. Our team of accountants specialize in restaurants and work with the owner in all financial matters, including taxes, payroll, bill pay, invoicing, and financial advisement. Our business consultant brings fifteen years of restaurant ownership and management to the table. We keep an attorney on retainer that helps us with anything that arises, including wage garnishment issues and lease/mortgage negotiations and have a positive and collaborative relationship with our local bank manager and insurance representative.

As Little Red Hen Bakery, we continue to increase our revenue each year. We sold $483,590 in 2019 and $519,309 in 2020. In 2021, the Retail Bakery brought in $623,839, and Wholesale/Events brought in $21,149 for a total of $644,988. As of the end of April 2022, Retail Bakery sales are up 7% over 2021—$183,412 compared with $171,146 in 2021, and Wholesale/Event sales are at $16,850, compared with $4,607 in 2021, a 73% increase. In total sales, Little Red Hen Bakery is up 12% over 2021. Projecting forward for this year, we expect to bring in $722,387 in 2022, with Wholesale/Events making up 10% of sales and Retail making up the remaining 90% of sales. As The Hen: Scratch Bakery + Kitchen, we will open to 7 days a week (instead of 6), add espresso, alcoholic beverages, and dinner service. Based on these factors, our past sales growth and market research, we predict Retail Sales (with the addition of espresso) to grow to $910,207, Wholesale/Events to bring in $101,134, and Dinner Service bringing in an additional $202,268 for a total of $1,213,609. In five years, we project our sales to be $1,821,299. In ten years, we expect to bring in $2,174,726.

In order to accommodate our growing business and introduce additional revenue streams, we have secured a new location at 143 N F Street. We are now seeking to raise a total of $300,000 to cover buildout, new equipment and starting operating capital. Salida is booming, and we aim to meet demand for our high-quality baked goods while expanding our reach into gaps in the market for Quick Service breakfast and lunch and high-quality Dinner Service. In doing so, we can also maximize the efficiency of each sector of the business and minimize or eliminate wasted food and labor. This expansion is the next step to keep this business growing and increase profitability.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,233,750	$1,370,833	$1,466,791	$1,540,131	$1,586,334
Cost of Goods Sold	$384,108	$430,990	$456,660	$479,493	$493,877
Gross Profit	$849,642	$939,843	$1,010,131	$1,060,638	$1,092,457
EXPENSES					
Rent	$103,404	$105,989	$108,638	$111,353	$114,136
Owners Salary	$180,000	$184,500	$189,112	$193,839	$198,684
Payroll Taxes	$46,800	$47,970	$49,169	$50,398	$51,657
Employee Wages	$180,000	$184,500	$189,112	$193,839	$198,684
Workers Comp	$4,800	$4,920	$5,043	$5,169	$5,298
Repairs & Maintenance	$18,500	$18,962	$19,436	$19,921	$20,419
Ads & Promotion	$7,716	$7,908	$8,105	$8,307	$8,514
Office Expense	$1,200	$1,230	$1,260	$1,291	$1,323
Accounting & Legal	$23,076	$23,652	$24,243	$24,849	$25,470
Telephone	$4,800	$4,920	$5,043	$5,169	$5,298
Utlilities	$8,640	$8,856	$9,077	$9,303	$9,535
Insurance	$7,488	$7,675	$7,866	$8,062	$8,263
Laundry/Linens	$1,800	$1,845	$1,891	$1,938	$1,986
License & Permits	$4,104	$4,206	$4,311	$4,418	$4,528
POS	$3,828	$3,923	$4,021	$4,121	$4,224
Bank/CC Charges	$37,013	$37,938	$38,886	$39,858	$40,854
Supplies	$37,013	$37,938	$38,886	$39,858	$40,854
Operating Profit	$179,460	$252,911	$306,032	$338,945	$352,730

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V